                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 7)*


                          RESORTS INTERNATIONAL, INC.
                          ---------------------------
                                (Name of Issuer)

                     Common Stock $.01 par value per share
                     -------------------------------------
                         (Title of Class of Securities)

                                  761185  40 4
                                  ------------
                                 (CUSIP Number)

                   Merv Griffin, c/o The Griffin Group, Inc.
                          780 Third Avenue, Suite 1801
                           New York, New York  10017
                                 (212) 753-1503
                 ---------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               September 1, 1994
                         -----------------------------
                         (Date of Event which Requires
                           Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provision of the Act (however, see the Notes)


                     (Continued on the following page(s))

                               Page 1 of 20 Pages

CUSIP No. 761185 40 4                  13D                    Page 2 of 20 Pages



                                    Name of Reporting Person
    1                               S.S. or I.R.S. Identification No. of Above Person

                                    Mervyn E. Griffin

                                    Check the Appropriate Box if a Member of a Group*
    2                                                                                           (a) /X/

                                                                                                (b) / /

                                    SEC Use Only
    3

                                    Source of Funds*
    4
                                    WC



    5                              Check Box if Disclosure of Legal Proceedings Is Required Pursuant
                                   to Items 2(d) or 2(e)                                            / /



                                    Citizenship or Place of Organization
    6
                                    United States of America

                                             Sole Voting Power
                             7
                                             11,601,821

          NUMBER                             Shared Voting Power
            OF               8
          SHARES                             -0-
       BENEFICIALLY
         OWNED BY                            Sole Dispositive Power
           EACH              9
        REPORTING                            11,601,821
          PERSON
           WITH                              Shared Dispositive Power
                             10
                                             -0-

                                    Aggregate Amount Beneficially Owned by Each Reporting Person
   11
                                    12,615,192


   12                               Check Box if the Aggregate Amount in Row (11) Excludes
                                    Certain Shares*                                                 / /


                                    Percent of Class Represented by Amount in Row (11)
   13
                                    28.3%


                                    Type of Reporting Person*
   14
                                    IN


                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 761185 40 4                13D                      Page 3 of 20 Pages


                                    Name of Reporting Person
    1                               S.S. or I.R.S. Identification No. of Above Person

                                    Thomas E. Gallagher

                                    Check the Appropriate Box if a Member of a Group*
    2                                                                                           (a) /X/

                                                                                                (b) / /

                                    SEC Use Only
    3

                                    Source of Funds*
    4
                                    PF

    5                               Check Box if Disclosure of Legal Proceedings Is Required Pursuant
                                    to Items 2(d) or 2(e)                                           / /



                                    Citizenship or Place of Organization
    6
                                    United States of America

                                             Sole Voting Power
                             7
                                             760,028

          NUMBER                             Shared Voting Power
            OF               8
          SHARES                             -0-
       BENEFICIALLY
         OWNED BY                            Sole Dispositive Power
           EACH              9
         REPORTING                           760,028
          PERSON
           WITH                              Shared Dispositive Power
                             10
                                             -0-

                                    Aggregate Amount Beneficially Owned by Each Reporting Person
   11
                                    12,615,192

   12                               Check Box if the Aggregate Amount in Row (11) Excludes
                                    Certain Shares*                                                 / /



                                    Percent of Class Represented by Amount in Row (11)
   13
                                    28.3%

                                    Type of Reporting Person*
   14
                                    IN


* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 761185 40 4               13D                       Page 4 of 20 Pages





                                    Name of Reporting Person
    1                               S.S. or I.R.S. Identification No. of Above Person

                                    Lawrence Cohen


                                    Check the Appropriate Box if a Member of a Group*
    2                                                                                           (a)  /X/

                                                                                                (b)  / /

                                    SEC Use Only
    3


                                    Source of Funds*
    4
                                    PF



    5                               Check Box if Disclosure of Legal Proceedings Is Required Pursuant
                                    to Items 2(d) or 2(e)                                            / /


                                    Citizenship or Place of Organization
    6
                                    United States of America


                                             Sole Voting Power
                             7
                                             253,343



          NUMBER                             Shared Voting Power
            OF               8
          SHARES                             -0-
       BENEFICIALLY
         OWNED BY                            Sole Dispositive Power
           EACH              9
         REPORTING                           253,343
          PERSON
           WITH
                                             Shared Dispositive Power
                             10
                                             -0-



                                    Aggregate Amount Beneficially Owned by Each Reporting Person
   11
                                    12,615,192



   12                               Check Box if the Aggregate Amount in Row (11) Excludes
                                    Certain Shares*                                                  / /


                                    Percent of Class Represented by Amount in Row (11)
   13
                                    28.3%



                                    Type of Reporting Person*
   14
                                    IN


                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.   Security and Issuer.


          This statement relates to shares of the common stock, par value $.01 per share (the "Common Stock"), of Resorts International, Inc., a Delaware corporation ("RII"). The address of RII's principal executive office is 1133 Boardwalk, Atlantic City, New Jersey 08401.

Item 2.   Identity and Background.

     I.   Mervyn E. Griffin

          (a) This statement is being filed by Mervyn E. Griffin.

          (b) Mr. Griffin's business address is c/o The Griffin Group, Inc., 780 Third Avenue, Suite 1801, New York, New York 10017.

          (c) Mr. Griffin is an entertainer and investor and he serves as the Chairman of the Board of Directors of RII. RII's principal executive offices are located at 1133 Boardwalk, Atlantic City, New Jersey 08401. RII is principally engaged, through subsidiaries, in the ownership, development and operation of casino, gaming, resort and hotel facilities in Atlantic City, New Jersey. Mr. Griffin is also Chairman of The Griffin Group, Inc. ("TGG"), an investment and management company that, among other things, provides management services to Mr. Griffin's other investments. TGG's principal executive offices are located at 780 Third Avenue, New York, New York 10017. Mr. Griffin is also Chairman of Atlantic Resorts Holdings, Inc. ("ARH"), a corporation through which Mr. Griffin holds certain securities of RII. ARH's principal executive offices are located at 780 Third Avenue, New York, New York 10017.

          (d) Mr. Griffin has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) Mr. Griffin has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or which found any violation with respect to such laws.

          (f) Mr. Griffin is a citizen of the United States of America.





                              Page 5 of 20 Pages

     II.  Thomas E. Gallagher

          (a) This statement is being filed by Thomas E. Gallagher.

          (b) Mr. Gallagher's business address is c/o The Griffin Group, Inc., 780 Third Avenue, Suite 1801, New York, New York 10017.

          (c) Mr. Gallagher is the President and Chief Executive Officer of TGG and ARH. TGG is an investment and management company that, among other things, provides management services to certain of Mr. Griffin's investments. TGG's principal executive offices are located at 780 Third Avenue, New York, New York 10017. ARH is a corporation through which Mr. Griffin holds certain securities of RII. ARH's principal executive offices are located at 780 Third Avenue, New York, New York 10017. Mr. Gallagher also serves as a director of RII. RII's principal executive offices are located at 1133 Boardwalk, Atlantic City, New Jersey 08401. RII is principally engaged, through subsidiaries, in the ownership, development and operation of casino, gaming, resort and hotel facilities in Atlantic City, New Jersey. In addition, Mr. Gallagher is a director of Players International, Inc. ("Players"), a riverboat gaming company. Players' principal executive offices are located at 800 Bilbo Street, Lake Charles, Louisiana 70601.

          (d) Mr. Gallagher has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) Mr. Gallagher has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or which found any violation with respect to such laws.

          (f) Mr. Gallagher is a citizen of the United States of America.

     III. Lawrence Cohen

          (a) This statement is being filed by Lawrence Cohen.

          (b) Mr. Cohen's business address is c/o The Griffin Group, Inc., 780 Third Avenue, Suite 1801, New York, New York 10017.

          (c) Mr. Cohen is the Executive Vice President and the Chief Financial Officer of TGG and the Vice President and


                              Page 6 of 20 Pages

Chief Financial Officer of ARH. TGG is an investment and management company that, among other things, provides management services to certain of Mr. Griffin's investments. TGG's principal executive offices are located at 780 Third Avenue, New York, New York 10017. ARH is a corporation through which Mr. Griffin holds certain securities of RII. ARH's principal executive offices are located at 780 Third Avenue, New York, New York 10017. Mr. Cohen is also a director of Resorts International Hotel, Inc., GGRI, Inc. and Resorts International Hotel Financing, Inc., all of which are affiliates of RII with principle executive offices located at 1133 Boardwalk, Atlantic City, New Jersey 08401.

          (d) Mr. Cohen has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) Mr. Cohen has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or which found any violation with respect to such laws.

          (f) Mr. Cohen is a citizen of the United States of America.

Item 3.   Source and Amount of Funds or Other Consideration.

     I.   Mervyn E. Griffin

          Pursuant to the first reorganization of RII and certain of its subsidiaries under Chapter 11 of Title 11 of the United States Codes ("Chapter 11 Proceedings"), Mr. Griffin received an aggregate of 4,400,000 shares of common stock of RII in exchange for $12,345,918 in cash, a one-year promissory note in the amount of $11,000,000 secured by a bank letter of credit, his agreement to the merger of the wholly-owned parent of RII into a newly formed subsidiary of RII and the cancellation of the previously outstanding common stock of RII, and his agreement to waive certain rights in the Chapter 11 Proceedings and to provide certain services to RII for a period of two years. Mr. Griffin also made a $10,000 capital contribution to the former parent of RII prior to the above-referenced merger. The sources of the above-referenced funds were Mr. Griffin's personal funds.

          In connection with a subsequent reorganization of RII in Chapter 11 Proceedings completed on May 3, 1994, ARH received Warrants (the "Warrants") to purchase 4,666,850 shares of RII Common Stock. The Warrants were initially to be issued to TGG as compensation pursuant to a License and Services Agreement, dated as of September 17, 1992 (the





                              Page 7 of 20 Pages

"License Agreement"), between TGG and RII.  The right to receive the Warrants
was assigned to ARH by TGG by an Assignment dated April 20, 1994.   On
September 1, 1994, ARH sold (i) Warrants to purchase 700,028 shares of RII Common Stock to Mr. Gallagher for an aggregate price of $35,001.40 and (ii) Warrants to purchase 233,343 shares of RII Common Stock to Mr. Cohen for an aggregate price of $11,667.15, each in a private transaction. The outstanding shares of TGG and ARH are owned by The Merv Griffin Living Trust ("Trust"), for which Mr. Griffin acts as Trustee and, in that capacity, has investment and voting control over securities held by the Trust. The Warrants are currently exercisable. Accordingly, Mr. Griffin may be deemed to be the beneficial owner of the 3,733,479 shares of RII Common Stock subject to the Warrants held by ARH.

          On July 15, 1994, ARH acquired 711,000 shares of RII Common Stock in the open market for an aggregate purchase price of $533,250. The source of funds for the acquisition was the working capital of ARH. The outstanding shares of ARH are owned by the Trust, for which Mr. Griffin acts as Trustee and, in that capacity, has investment and voting control over securities held by the Trust. Accordingly, Mr. Griffin may be deemed to be the beneficial owner of the 711,000 shares of RII Common Stock acquired by ARH on July 15, 1994.

          On July 21, 1994, ARH acquired (i) 450,000 shares of RII Common Stock in the open market for an aggregate purchase price of $337,500 and (ii) 42,100 shares of RII Common Stock in the open market for an aggregate purchase price of $36,837.50. The source of funds for each acquisition was the working capital of ARH. The outstanding shares of ARH are owned by the Trust, for which Mr. Griffin acts as Trustee and, in that capacity, has investment and voting control over securities held by the Trust. Accordingly, Mr. Griffin may be deemed to be the beneficial owner of the 492,100 shares of RII Common Stock acquired by ARH on July 21, 1994.

          On July 22, 1994, ARH acquired 80,900 shares of RII Common Stock in the open market for an aggregate purchase price of $70,787.50. The source of funds for the acquisition was the working capital of ARH. The outstanding shares of ARH are owned by the Trust, for which Mr. Griffin acts as Trustee and, in that capacity, has investment and voting control over securities held by the Trust. Accordingly, Mr. Griffin may be deemed to be the beneficial owner of the 80,900 shares of RII Common Stock acquired by ARH on July 22, 1994.

          On July 27, 1994, ARH acquired 244,027 shares of RII Common Stock in the open market for an aggregate purchase price of $213,523.63. The source of funds for the acquisition was the working capital of ARH. The outstanding shares of ARH are owned by the Trust, for which Mr. Griffin acts as Trustee and, in that capacity, has investment and voting control over


                              Page 8 of 20 Pages
securities held by the Trust. Accordingly, Mr. Griffin may be deemed to be the beneficial owner of the 244,027 shares of RII Common Stock acquired by ARH on July 27, 1994.

          On July 28, 1994, ARH acquired 2,200 shares of RII Common Stock in the open market for an aggregate purchase price of $1,925.00. The source of funds for the acquisition was the working capital of ARH. The outstanding shares of ARH are owned by the Trust, for which Mr. Griffin acts as Trustee and, in that capacity, has investment and voting control over securities held by the Trust. Accordingly, Mr. Griffin may be deemed to be the beneficial owner of the 2,200 shares of RII Common Stock acquired by ARH on July 28, 1994.

          On August 1, 1994, RII agreed to issue to ARH, as assignee of TGG, 1,940,000 shares of RII Common Stock in satisfaction of RII's obligation to pay TGG the sum of $2,425,000 on September 17, 1995 as the final payment due under the License Agreement. TGG assigned its right to receive the 1,940,000 shares of RII Common Stock to ARH on August 1, 1994. RII intends to issue the 1,940,000 shares to ARH as soon as reasonably practicable. The high, low and closing per share prices of RII Common Stock on August 1, 1994, as quoted by The American Stock Exchange, were $1.00, $1.125 and $1.0625, respectively. The outstanding shares of TGG and ARH are owned by the Trust, for which Mr. Griffin acts as Trustee and, in that capacity, has investment and voting control over securities held by the Trust. Accordingly, Mr. Griffin may be deemed to be the beneficial owner of the 1,940,000 shares of RII Common Stock to be issued to ARH.

     II.  Thomas E. Gallagher

          On July 22, 1994, Mr. Gallagher acquired 15,000 shares of RII Common Stock in the open market for an aggregate purchase price of $13,125.00. The source of funds for the acquisition was Mr. Gallagher's personal funds.

          On July 27, 1994, Mr. Gallagher acquired 45,000 shares of RII Common Stock in the open market for an aggregate purchase price of $39,375.00. The source of funds for the acquisition was Mr. Gallagher's personal funds.

          On September 1, 1994, Mr. Gallagher, in a private transaction, acquired Warrants to purchase 700,028 shares of RII Common Stock from ARH for an aggregate purchase price of $35,001.40. The source of funds for the acquisition was Mr. Gallagher's personal funds. The Warrants are currently exercisable.

    III.  Lawrence Cohen

          On July 22, 1994, Mr. Cohen acquired 5,000 shares of RII Common Stock in the open market for an aggregate purchase





                              Page 9 of 20 Pages
price of $4,375.00. The source of funds for the acquisition was Mr. Cohen's personal funds.

          On July 27, 1994, Mr. Cohen acquired 15,000 shares of RII Common Stock in the open market for an aggregate purchase price of $13,125.00. The source of funds for the acquisition was Mr. Cohen's personal funds.

          On September 1, 1994, Mr. Cohen, in a private transaction, acquired Warrants to purchase 233,343 shares RII Common Stock from ARH for an aggregate purchase price of $11,667.15. The source of funds for the acquisition was Mr. Cohen's personal funds. The Warrants are currently exercisable.

Item 4.   Purpose of Transaction.

     I.   Mervyn E. Griffin

          Mr. Griffin acquired the first 4,400,000 shares of Common Stock in connection with the first restructuring of RII pursuant to the Chapter 11 Proceedings. Mr. Griffin later sold 1,885 shares of Common Stock on the American Stock Exchange on December 19, 1991.

          TGG agreed to accept the Warrants to purchase 4,666,850 shares of RII Common Stock in partial compensation for services rendered under the License Agreement and subsequently assigned its rights to receive the First Warrant to ARH. The Warrants were issued in connection with the second restructuring of RII pursuant to the Plan of Reorganization of RII and certain of its subsidiaries (the "New Plan of Reorganization"), which Plan was consummated on May 3, 1994.

          On July 15, 1994, ARH acquired 711,000 shares of RII Common Stock in the open market in order to increase its ownership interest in RII. The outstanding shares of ARH are owned by the Trust, for which Mr. Griffin acts as Trustee and, in that capacity, has investment and voting control over securities held by the Trust. Accordingly, Mr. Griffin may be deemed to be the beneficial owner of the 711,000 shares of RII Common Stock acquired by ARH on July 15, 1994.

          On July 21, 1994, ARH acquired an aggregate of 492,100 shares of RII Common Stock in the open market in order to increase its ownership interest in RII. The outstanding shares of ARH are owned by the Trust, for which Mr. Griffin acts as Trustee and, in that capacity, has investment and voting control over securities held by the Trust. Accordingly, Mr. Griffin may be deemed to be the beneficial owner of the 492,100 shares of RII Common Stock acquired by ARH on July 21, 1994.


                              Page 10 of 20 Pages

          On July 22, 1994, ARH acquired 80,900 shares of RII Common Stock in the open market in order to increase its ownership interest in RII. The outstanding shares of ARH are owned by the Trust, for which Mr. Griffin acts as Trustee and, in that capacity, has investment and voting control over securities held by the Trust. Accordingly, Mr. Griffin may be deemed to be the beneficial owner of the 80,900 shares of RII Common Stock acquired by ARH on July 22, 1994.

          On July 27, 1994, ARH acquired 244,027 shares of RII Common Stock in the open market in order to increase its ownership interest in RII. The outstanding shares of ARH are owned by the Trust, for which Mr. Griffin acts as Trustee and, in that capacity, has investment and voting control over securities held by the Trust. Accordingly, Mr. Griffin may be deemed to be the beneficial owner of the 244,027 shares of RII Common Stock acquired by ARH on July 27, 1994.

          On July 28, 1994, ARH acquired 2,200 shares of RII Common Stock in the open market in order to increase its ownership interest in RII. The outstanding shares of ARH are owned by the Trust, for which Mr. Griffin acts as Trustee and, in that capacity, has investment and voting control over securities held by the Trust. Accordingly, Mr. Griffin may be deemed to be the beneficial owner of the 2,200 shares of RII Common Stock acquired by ARH on July 28, 1994.

          On August 1, 1004, RII agreed to issue 1,940,000 shares of RII Common Stock to ARH for the consideration described in Item 3.

          On September 1, 1994, ARH sold Warrants to purchase 700,028 and 233,343 shares of RII Common Stock to Mr. Gallagher and Mr. Cohen, respectively, in private transactions.

          Mr. Griffin may from time to time in the future acquire additional shares of Common Stock of RII pursuant to privately negotiated transactions or in the open market. The purpose of any such acquisition would be to increase his ownership interest in RII.

          Mr. Griffin is not currently involved in any plan or proposal that would result in any of the following:

          (a) the acquisition by any person of additional securities of RII, or the disposition of securities of RII;

          (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving RII or any of its subsidiaries;

          (c) a sale or transfer of a material amount of assets of RII or any of its subsidiaries;





                              Page 11 of 20 Pages

          (d) any change in the present board of directors or management of RII, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

          (e) any material change in the present capitalization or dividend policy of RII;

          (f) any other material change in RII's business or corporate structure;

          (g) changes in RII's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

          (h) causing the Common Stock to be delisted from the American Stock Exchange;

          (i) the Common Stock becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities and Exchange Act of 1934; or

          (j) any action similar to any of those listed above.

     II.  Thomas E. Gallagher

          On July 22, 1994, Mr. Gallagher acquired 15,000 shares of RII Common Stock in the open market in order to acquire an ownership interest in RII.

          On July 27, 1994, Mr. Gallagher acquired 45,000 shares of RII Common Stock in the open market in order to increase his ownership interest in RII.

          On September 1, 1994, Mr. Gallagher acquired Warrants to purchase 700,028 shares of RII Common Stock from ARH in a private transaction in order to increase his ownership interest in RII.

          Mr. Gallagher may from time to time in the future acquire additional shares of Common Stock of RII pursuant to privately negotiated transactions or in the open market. The purpose of any such acquisition would be to increase his ownership interest in RII.

          Mr. Gallagher is not currently involved in any plan or proposal that would result in any of the following:

          (a) the acquisition by any person of additional securities of RII, or the disposition of securities of RII;


                              Page 12 of 20 Pages

          (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving RII or any of its subsidiaries;

          (c) a sale or transfer of a material amount of assets of RII or any of its subsidiaries;

          (d) any change in the present board of directors or management of RII, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

          (e) any material change in the present capitalization or dividend policy of RII;

          (f) any other material change in RII's business or corporate structure;

          (g) changes in RII's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

          (h) causing the Common Stock to be delisted from the American Stock Exchange;

          (i) the Common Stock becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities and Exchange Act of 1934; or

          (j) any action similar to any of those listed above.

    III.  Lawrence Cohen

          On July 22, 1994, Mr. Cohen acquired 5,000 shares of RII Common Stock in the open market in order to acquire an ownership interest in RII.

          On July 27, 1994, Mr. Cohen acquired 15,000 shares of RII Common Stock in the open market in order to increase his ownership interest in RII.

          On September 1, 1994, Mr. Cohen acquired Warrants to purchase 233,343 shares of RII Common Stock from ARH in a private transaction in order to increase his ownership interest in RII.

          Mr. Cohen may from time to time in the future acquire additional shares of Common Stock of RII pursuant to privately negotiated transactions or in the open market. The purpose of any such acquisition would be to increase his ownership interest in RII.





                              Page 13 of 20 Pages

          Mr. Cohen is not currently involved in any plan or proposal that would result in any of the following:

          (a) the acquisition by any person of additional securities of RII, or the disposition of securities of RII;

          (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving RII or any of its subsidiaries;

          (c) a sale or transfer of a material amount of assets of RII or any of its subsidiaries;

          (d) any change in the present board of directors or management of RII, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

          (e) any material change in the present capitalization or dividend policy of RII;

          (f) any other material change in RII's business or corporate structure;

          (g) changes in RII's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

          (h) causing the Common Stock to be delisted from the American Stock Exchange;

          (i) the Common Stock becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities and Exchange Act of 1934; or

          (j) any action similar to any of those listed above.

Item 5.   Interest in the Securities of the Issuer.

     I.   Mervyn E. Griffin

          (a) Mr. Griffin, individually and through his ownership interest in ARH, beneficially owns 11,601,821 shares of the Common Stock (of which 5,928,342 shares are issued and outstanding, 1,940,000 shares (the "License Shares") are to be issued as soon as practicable and 3,733,479 shares are issuable upon exercise of the Warrants owned by ARH) constituting 26.0% of the total issued and outstanding shares of the Common Stock of RII (assuming issuance of the License Shares and exercise of the Warrants owned by ARH). In addition, ARH has the right to repurchase certain of the Warrants held by Messrs. Gallagher and Cohen pursuant to the letter agreement referred to in
Item 6(I) below.  Because of


                              Page 14 of 20 Pages
the fact that Messrs. Gallagher and Cohen are executive officers of TGG and ARH and the outstanding shares of TGG and ARH are owned by the Trust, for which Mr. Griffin acts as Trustee and, in that capacity, has investment and voting control over securities held by the Trust, Messrs. Griffin, Gallagher and Cohen may be deemed to be members of a "group" for purposes of Rule 13d-5(b)(1). Accordingly, Mr. Griffin also may be deemed to be the beneficial owner of 760,028 shares of RII Common Stock owned by Mr. Gallagher (of which 60,000 shares are issued and outstanding and 700,028 shares are issuable upon exercise of the Warrants owned by Mr. Gallagher) and 253,343 shares of RII Common Stock owned by Mr. Cohen (of which 20,000 shares are issued and outstanding and 233,343 shares are issuable upon exercise of the Warrants owned by Mr. Cohen). As a result, Messrs. Griffin, Gallagher and Cohen, as a group, may be deemed to beneficially own 12,615,192 shares of the Common Stock constituting 28.3% of the total issued and outstanding shares of the Common Stock of RII (assuming issuance of the License Shares and exercise of the Warrants).

          (b) Mr. Griffin exercises (i) sole voting and dispositive power for 5,928,342 shares of the Common Stock and (ii) sole dispositive power and, when issued, sole voting power over 5,673,479 shares issuable upon the issuance of the License Shares and the exercise of the Warrants owned by ARH.

          (c) Mr. Griffin initially acquired 4,400,000 shares of Common Stock in connection with the first restructuring of RII pursuant to the first Plan of Reorganization in exchange for the consideration described in Item 3 herein. On December 19, 1991, Mr. Griffin sold 1,885 shares of Common Stock at $1.00 per share on the American Stock Exchange. ARH received the Warrant on May 3, 1994 for the consideration described in Item 3 in connection with the second restructuring of RII pursuant to the New Plan of Reorganization. On July 15, 1994, ARH acquired 711,000 shares of RII Common Stock in the open market at $0.75 per share. On July 21, 1994, ARH acquired (i) 450,000 shares of RII Common Stock in the open market at $0.75 per share and (ii) 42,100 shares of RII Common Stock in the open market at $0.875 per share. On July 22, 1994, ARH acquired 80,900 shares of RII Common Stock in the open market at $0.875 per share. On July 27, 1994, ARH acquired 244,027 shares of RII Common Stock in the open market at $0.875 per share. On July 28, 1994, ARH acquired 2,200 shares of RII Common Stock in the open market at $0.875 per share. On August 1, 1994, RII agreed to issue 1,940,000 shares of RII Common Stock for the consideration described in Item 3. On September 1, 1994, ARH, in private transactions, sold Warrants to purchase 700,028 and 233,343 shares of RII Common Stock to Mr. Gallagher and Mr. Cohen, respectively, at $0.05 per Warrant.





                              Page 15 of 20 Pages

          (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by Mr. Griffin in his individual capacity or through his ownership interest in ARH.

          (e) Not Applicable.

     II.  Thomas E. Gallagher

          (a) Mr. Gallagher, individually, beneficially owns 760,028 shares of the Common Stock (of which 60,000 shares are issued and outstanding and 700,028 shares are issuable upon exercise of the Warrants owned by Mr. Gallagher) constituting 0.17% of the total issued and outstanding shares of the Common Stock of RII. Because of the fact that Messrs. Gallagher and Cohen are executive officers of TGG and ARH and the outstanding shares of TGG and ARH are owned by the Trust, for which Mr. Griffin acts as Trustee and, in that capacity, has investment and voting control over securities held by the Trust, Messrs. Griffin, Gallagher and Cohen may be deemed to be members of a "group" for purposes of Rule 13d-5(b)(1). Accordingly, Mr. Gallagher also may be deemed to be the beneficial owner of 11,601,821 shares of RII Common Stock owned by Mr. Griffin (of which 5,928,342 shares are issued and outstanding, 1,940,000 shares are to be issued as soon as practicable and 3,733,479 shares are issuable upon exercise of the Warrants owned by ARH) and 253,343 shares of RII Common Stock owned by Mr. Cohen (of which 20,000 shares are issued and outstanding and 233,343 shares are issuable upon exercise of the Warrants owned by Mr. Cohen). As a result, Messrs. Griffin, Gallagher and Cohen, as a group, may be deemed to beneficially own 12,615,192 shares of the Common Stock constituting 28.3% of the total issued and outstanding shares of the Common Stock of RII (assuming the issuance of the License Shares and the exercise of the Warrant).

          (b) Mr. Gallagher exercises (i) sole voting and dispositive power for 60,000 shares of the Common Stock and (ii) subject to the provisions described in Item 6 (II) below, sole dispositive power and, when issued, sole voting power over 700,028 shares issuable upon exercise of the Warrants owned by Mr. Gallagher.

          (c) On July 22, 1994, Mr. Gallagher acquired 15,000 shares of RII Common Stock in the open market at $0.875 per share. On July 27, 1994, Mr. Gallagher acquired 45,000 shares of RII Common Stock in the open market at $0.875 per share. On September 1, 1994, Mr. Gallagher acquired Warrants to purchase 700,028 shares of RII Common Stock from ARH in a private transaction at $0.05 per Warrant.

          (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from,


                              Page 16 of 20 Pages
or the proceeds from the sale of, the Common Stock beneficially owned by Mr. Gallagher in his individual capacity.

          (e) Not Applicable.

    III.  Lawrence Cohen

          (a) Mr. Cohen, individually, beneficially owns 253,343 shares of the Common Stock (of which 20,000 shares are issued and outstanding and 233,343 shares are issuable upon exercise of the Warrants owned by Mr. Cohen) constituting 0.06% of the total issued and outstanding shares of the Common Stock of RII. Because of the fact that Messrs. Gallagher and Cohen are executive officers of TGG and ARH and the outstanding shares of TGG and ARH are owned by the Trust, for which Mr. Griffin acts as Trustee and, in that capacity, has investment and voting control over securities held by the Trust, Messrs. Griffin, Gallagher and Cohen may be deemed to be members of a "group" for purposes of Rule 13d-5(b)(1). Accordingly, Mr. Cohen also may be deemed to be the beneficial owner of 11,601,821 shares of RII Common Stock owned by Mr. Griffin (of which 5,928,342 shares are issued and outstanding, 1,940,000 shares are to be issued as soon as practicable and 3,733,479 shares are issuable upon exercise of the Warrants owned by ARH) and 760,028 shares of RII Common Stock owned by Mr. Gallagher (of which 60,000 shares are issued and outstanding and 700,028 shares are issuable upon exercise of the Warrants owned by Mr. Gallagher). As a result, Messrs. Griffin, Gallagher and Cohen, as a group, may be deemed to beneficially own 12,615,192 shares of the Common Stock constituting 28.3% of the total issued and outstanding shares of the Common Stock of RII (assuming the issuance of the License Shares and the exercise of the Warrant).

          (b) Mr. Cohen exercises (i) sole voting and dispositive power for 20,000 shares of the Common Stock and (ii) subject to the provisions described in Item 6 (III) below, sole dispositive power and, when issued, sole voting power over 233,343 shares issuable upon exercise of the Warrants owned by Mr. Cohen.

          (c) On July 22, 1994, Mr. Cohen acquired 5,000 shares of RII Common Stock in the open market at $0.875 per share. On July 27, 1994, Mr. Cohen acquired 15,000 shares of RII Common Stock in the open market at $0.875 per share. On September 1, 1994, Mr. Cohen acquired Warrants to purchase 233,343 shares of RII Common Stock from ARH in a private transaction at $0.05 per Warrant.

          (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by Mr. Cohen in his individual capacity.





                              Page 17 of 20 Pages

          (e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     I.   Mervyn E. Griffin

          Because of the fact that Messrs. Gallagher and Cohen are executive officers of TGG and ARH and the outstanding shares of TGG and ARH are owned by the Trust, for which Mr. Griffin acts as Trustee and, in that capacity, has investment and voting control over securities held by the Trust, Messrs. Griffin, Gallagher and Cohen may be deemed to be members of a "group" for purposes of Rule 13d-5(b)(1).

          Pursuant an understanding with Mr. David P. Hanlon, former President and Chief Executive Officer of RII, Mr. Griffin is to be granted a right of first refusal upon any disposition of shares of Common Stock acquired by Mr. Hanlon pursuant to the option granted to Mr. Hanlon under a prior Senior Management Stock Option Plan of RII. A definitive agreement has not yet been executed by the parties. Pursuant to Mr. Hanlon's option, he has the right to acquire up to 1,089,275 shares of Common Stock (the "Option Shares"). The option is presently exercisable.

          Pursuant to agreements, dated as of September 1, 1994, between ARH and each of Mr. Gallagher and Mr. Cohen, ARH has been granted the right to repurchase (i) from Mr. Gallagher (a) at any time prior to September 1, 1995, Warrants to purchase up to 466,685 shares of RII Common Stock or (b) at any time after September 1, 1995 but prior to September 1, 1996, Warrants to purchase up to 233,343 shares of RII Common Stock and (ii) from Mr. Cohen (a) at any time prior to September 1, 1995, Warrants to purchase up to 155,562 shares of RII Common Stock or (b) at any time after September 1, 1995 but prior to September 1, 1996, Warrants to purchase up to 77,781 shares of RII Common Stock, in each case at $0.05 per Warrant.

          There are no other contracts, arrangements, understandings or relationships between Mr. Griffin and anyone else with respect to any securities of RII.

     II.  Thomas E. Gallagher

          Because of the fact that Messrs. Gallagher and Cohen are executive officers of TGG and ARH and the outstanding shares of TGG and ARH are owned by the Trust, for which Mr. Griffin acts as Trustee and, in that capacity, has investment and voting control over securities held by the Trust, Messrs. Griffin, Gallagher and Cohen may be deemed to be members of a "group" for purposes of Rule 13d-5(b)(1).


                              Page 18 of 20 Pages

          Pursuant to an agreement between Mr. Gallagher and ARH, dated as of September 1, 1994, ARH has been granted the right to repurchase from Mr. Gallagher (i) at any time prior to September 1, 1995, Warrants to purchase up to 466,685 shares of RII Common Stock or (ii) at any time after September 1, 1995 but prior to September 1, 1996, Warrants to purchase up to 233,343 shares of RII Common Stock, in each case at $0.05 per Warrant.

          There are no other contracts, arrangements, understandings or relationships between Mr. Gallagher and anyone else with respect to any securities of RII.

    III.  Lawrence Cohen

          Because of the fact that Messrs. Gallagher and Cohen are executive officers of TGG and ARH and the outstanding shares of TGG and ARH are owned by the Trust, for which Mr. Griffin acts as Trustee and, in that capacity, has investment and voting control over securities held by the Trust, Messrs. Griffin, Gallagher and Cohen may be deemed to be members of a "group" for purposes of Rule 13d-5(b)(1).

          Pursuant to an agreement between Mr. Cohen and ARH, dated as of September 1, 1994, ARH has been granted the right to repurchase from Mr. Cohen
(i) at any time prior to September 1, 1995, Warrants to purchase up to 155,562 shares of RII Common Stock or (ii) at any time after September 1, 1995 but prior to September 1, 1996, Warrants to purchase up to 77,781 shares of RII Common Stock, in each case at $0.05 per Warrant.

          There are no other contracts, arrangements, understandings or relationships between Mr. Cohen and anyone else with respect to any securities of RII.

Item 7.   Material to be Filed as Exhibits.

          A. Agreement, dated as of September 1, 1994, between ARH and Thomas E. Gallagher.

          B. Agreement, dated as of September 1, 1994, between ARH and Lawrence Cohen.





                              Page 19 of 20 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


September 8, 1994
- ---------------------------
DATE


/s/Mervyn E. Griffin
- ---------------------------
Mervyn E. Griffin


September 8, 1994
- ---------------------------
DATE


/s/Thomas E. Gallagher
- ---------------------------
Thomas E. Gallagher


September 8, 1994
- ---------------------------
DATE


/s/Lawrence Cohen
- ---------------------------
Lawrence Cohen






                              Page 20 of 20 Pages

                                EXHIBIT INDEX




Exhibit
  No.          Description
- -------        ------------

 99.A Agreement, dated as of September 1, 1994, between ARH and Thomas E. Gallagher.

 99.B          Agreement, dated as of September 1, 1994, between ARH and
               Lawrence Cohen.